113913

2-1-02

02016428

Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002

WOLSELEY PLC

(Translation of registrant's name into English)

P. O. Box 18, Vines Lane
Droitwich Spa, Worcestershire WR9 8ND, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 _____

The following documents are filed herewith:

INDEX

DOCUMENT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WOLSELEY plc
(Registrant)

By:__________________________
David A. Branson
Group Company Secretary

Date: February 27, 2002

Exhibit 1.1

WOLSELEY PLC - DIRECTOR SHARE PURCHASES

5 February 2002

Ordinary shares of 25p each

Wolseley plc hereby notifies the following director share purchases, arising as a result of share purchases made under the Wolseley plc Dividend Reinvestment Plan in respect of the final dividend for the year ended 31 July 2001.

Director's Name	No. of shares purchased	Purchase price in pence	Date shares to be issued
Andrew Joseph Hutton	1	547.5	14.2.02
Linda Caroline Hutton (wife of A J Hutton)	691	547.5	14.2.02
John William Whybrow	257	547.5	14.2.02

For and on behalf of
Wolseley plc

Edward Parker
Assistant Company Secretary